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VanEck™

Gold Monthly Commentary

Gold Suffers as Irrationality Trumps Reality

By Joe Foster
Portfolio Manager/Strategist



Key Takeaways

- The gold price was negatively impacted in November as the U.S. equity market reached all-time highs and the U.S. dollar strengthened. Gold declined 8.2% while gold equities fell 14.9%.
- We believe markets are engrossed in the prospects of a Trump presidency and ignoring the imminent risks and implementation challenges he faces.
- While lower gold prices this quarter will hurt, continued decreases in costs should help gold mining firms to remain profitable.
- Although gold may struggle in the short-term until market psychology changes, our conviction remains unchanged for a strong, long-term gold market.

Read Joe's full Commentary

Investing in Gold with VanEck

VanEck International Investors Gold Fund (INIVX)
An actively managed portfolio with a over 40 year track record of investing in gold

miners. Geologist Joe Foster has been a part of the investment team since 1996.

VanEck Vectors™ Gold Miners ETF (GDX) and VanEck Vectors™ Junior Gold Miners ETF (GDXJ) offer convenient and cost-effective access to gold miners.

VanEck™ Merk® Gold Trust (OUNZ) offers investors exposure to gold with the ability to take physical delivery of gold if desired.

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IMPORTANT DISCLOSURE

Please note that the information herein represents the opinion of the portfolio manager and these opinions may change at any time and from time to time. Not intended to be a forecast of future events, a guarantee of future results or investment advice. Historical performance is not indicative of future results; current data may differ from data quoted. Current market conditions may not continue. Non-VanEck proprietary information contained herein has been obtained from sources believed to be reliable, but is not guaranteed. No part of this material may be reproduced in any form, or referred to in any other publication, without express written permission of VanEck.

Index returns are not Fund returns and do not reflect any management fees or brokerage expenses. Investors cannot invest directly in an index.

About VanEck International Investors Gold Fund (INIVX): You can lose money by investing in the Fund. Any investment in the Fund should be part of an overall investment program, not a complete program. The Fund is subject to the risks associated with concentrating its assets in the gold industry, which can be significantly affected by international economic, monetary, and political developments. The Fund's overall portfolio may decline in value due to developments specific to the gold industry. The Fund's investments in foreign securities involve risks related to adverse political and economic developments unique to a country or a region, currency fluctuations or controls, and the possibility of arbitrary action by foreign governments, including the takeover of property without adequate compensation or imposition of prohibitive taxation. VanEck International Investors Gold Fund is subject to risks associated with investments in debt securities, derivatives, commodity-linked instruments, illiquid securities, asset-backed securities, and small- or mid-cap companies. The Fund is also subject to inflation risk, short-sales risk, market risk, non-diversification risk, leverage risk, credit risk, and counterparty risk.

About VanEck Vectors Gold Miners ETF (GDX) and VanEck Vectors Junior Gold Miners ETF (GDXJ): These ETFs are subject to various risks including those associated with making investments in gold-mining companies including competitive pressures and fluctuations in the price of gold bullion. In times of stable economic growth, the value of gold and other precious metals may be adversely affected.

About VanEck Merk® Gold Trust: This material must be preceded or accompanied by a prospectus

for the VanEck Merk Gold Trust (the "Trust"). Before investing, you should carefully consider the Trust's investment objectives, risks, charges and expenses. This and other information is in the prospectus, a copy of which may be obtained by visiting vaneck.com/ounz or calling 800.826.2333. Please read the prospectus carefully before you invest.

Investing involves risk, including possible loss of principal. The Trust is not an investment company registered under the Investment Company Act of 1940 or a commodity pool for the purposes of the Commodity Exchange Act. Shares of the Trust are not subject to the same regulatory requirements as mutual funds. Because shares of the Trust are intended to reflect the price of the gold held in the Trust, the market price of the shares is subject to fluctuations similar to those affecting gold prices. Additionally, shares of the Trust are bought and sold at market price, not at net asset value ("NAV"). Brokerage commissions will reduce returns.

The sponsor of the VanEck Merk Gold Trust is Merk Investments LLC (the "Sponsor"). Van Eck Securities Corporation and Foreside Fund Services, LLC, provide marketing services to the Trust.

ETF shares are not individually redeemable and will be issued and redeemed at their NAV only through certain authorized broker-dealers in large, specified blocks of shares called "creation units" and otherwise can be bought and sold only through exchange trading. Creation units are issued and redeemed principally in kind. Shares may trade at a premium or discount to their NAV in the secondary market. You will incur brokerage expenses when trading Fund shares in the secondary market.

Diversification does not assure a profit or protect against loss.

Please call 800.826.2333 or visit vaneck.com for performance information current to the most recent month end and for a free prospectus and summary prospectus. An investor should consider a Fund's investment objective, risks, and charges and expenses carefully before investing. The prospectus and summary prospectus contain this and other information. Please read the prospectus and summary prospectus carefully before investing.

Van Eck Securities Corporation, Distributor
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New York, NY 10017
800.826.2333